SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C.  20549


                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

               ARTERIAL VASCULAR ENGINEERING, INC.
                         (Name of Issuer)

                  Common Stock, $.001 Par Value
                  (Title of Class of Securities)

                           043013 10 1
                          (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13G

CUSIP No.   043013 10 1

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Gerald Dorros


2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a)  [ ]            (b)  [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.   Sole Voting Power*


6.   Shared Voting Power*


7.   Sole Dispositive Power*


8.   Shared Dispositive Power*


9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person*


10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)


11.  Percent of Class Represented by Amount in Row 9*


12.  Type of Reporting Person*
          IN

__________________

     *Ownership at December 31, 1997 is less than 5%

Item 1(a)      Name of Issuer:

               Arterial Vascular Engineering, Inc. ("AVEI")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               3576 Unocal Place
               Santa Rosa CA 95403

Item 2(a)      Name of Person Filing:

               Gerald Dorros

Item 2(b)      Address of Principal Business Office:

               2632 N. 20th Street
               Phoenix AZ 85006

Item 2(c)      Citizenship:

               United States

Item 2(d)      Title of Class of Securities:

               Common Stock, $0.001 par value

Item 2(e)      CUSIP Number:

               043013 10 1

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not Applicable

Item 4.        Ownership (at December 31, 1997):

               Less than 5%

Item 5.        Ownership of Five Percent or Less of a Class

               [x]

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person

               Not applicable.

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on by the Parent Holding Company

               Not applicable

Item 8. Identification and Classification of Members of the Group

               Not applicable.

Item 9.        Dissolution of Group

               Not applicable

Item 10.       Certification

               Not applicable




                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              Dated:  February 2, 1998



                               /s/ Gerald Dorros
                                   Gerald Dorros